Exhibit (a)(5)(D)

                             [PURE WORLD LETTERHEAD]

                                                                   June 17, 2005

Dear Optionee:

      As you are aware, Pure World, Inc. has signed a merger agreement to be acquired by Naturex S.A. The acquisition will be effected by a tender offer by Naturex for all of the outstanding shares of Pure World common stock, to be followed by a merger between Pure World and a subsidiary of Naturex. This will result in Pure World becoming a wholly owned subsidiary of Naturex. Enclosed for your information is a copy of the Schedule 14D-9, which describes the tender offer and the merger, as well as an information statement for Naturex's possible appointment of members to our board of directors.

      As we prepare for the completion of the merger, we are working toward ensuring a smooth transition. Under the terms of the merger agreement, upon the merger, outstanding options under Pure World's stock option plans and other stock option agreements with Pure World are to be cancelled and cashed out as described below.

Cash Out and Cancellation of Options

      Under the merger agreement, if you consent by signing and returning this letter, you will be entitled to receive a cash payment shortly after completion of the merger equal to the spread value of your unexercised outstanding options, whether or not they have vested, under the 1991 Non-Qualified Stock Option Plan, the 1997 Non-Qualified Stock Option Plan and/or an option agreement entered into outside of the plans. This spread value is the result of multiplying the number of shares that are subject to an outstanding option immediately prior to the merger by the difference between the $4.30 per share acquisition price of the common stock of the Company and the per share exercise price of the option.

      Example: Assume you hold unexercised options under our stock plan to buy 100 shares at an exercise price of $2.00 per share. The cash payment amount to which you would be entitled based on the spread value is $230.00 (i.e., 100 x ($4.30-$2.00)). All options with an exercise price per share of $4.30 or greater, because they are at or above the per share acquisition price, will not be entitled to any cash payment.

      Please note that if the exercise price of your option is $4.30 or higher, you will not receive any payment for cancellation of your option.

Tax Withholding

      Any cash payment you receive for your unexercised outstanding options will be taxable to you as ordinary income for federal income tax purposes. Such income will also be subject to federal income and employment (FICA) tax withholding.

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Agreement and Acknowledgement

      Attached to this letter is Annex A, which lists, as of June 17, 2005, each unexercised option that you hold under any of our stock plans. In order to ensure that you receive the correct cash payment for your unexercised options as quickly as possible following the merger, we wish to confirm with you that our records of your option awards are accurate.

      Please review this letter and the information set forth in Annex A. By signing this letter, you hereby agree and acknowledge that (i) the attached Annex A completely and accurately lists all the unexercised outstanding stock options as of the date of this letter that were granted to you under any of our stock plans or under any other agreement, plan or arrangement with the Company,
(ii) the cash out payment as described in this letter, less applicable tax withholding, when made, shall constitute complete satisfaction of any and all obligations of the Company in connection with any option or any of the plans or other agreements or arrangements of the Company under which any option was granted, and (iii) you have no further rights or claims to any additional payments or benefits in respect of your options.

      Please indicate your agreement and acknowledgement to the foregoing by signing, dating and returning one copy of this letter as soon as possible, and no later than 5:00 p.m. (Eastern time) on July 5, 2005. You should send the letter to the attention of Sue Ann Merrill, Chief Financial Officer via fax at 908-234-9355 or via inter-office mail. You should retain a copy for your records.

      This document was first mailed to Optionees on or about June 17, 2005.

      If you believe any information contained in Annex A is inaccurate or incomplete, or if you have any questions, please call Sue Ann Merrill as soon as possible at 908-234-9220.

                                        Very truly yours,


                                        /s/ Qun Yi Zheng
                                        ----------------------------------------
                                        Qun Yi Zheng
                                        President and Chief Operating Officer

Agreement and Acknowledgment:


_______________________________
Signature

_______________________________
Name (Please print)

_______________________________
Date

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                                     Annex A